SHERIDAN HEALTHCARE, INC.
                         4651 Sheridan Street, Suite 400
                            Hollywood, Florida 33021
                                 (954) 987-5822


                                             June 5, 1998

VIA EDGAR

Filing Desk
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

          Re: Sheridan Healthcare, Inc. Registration Statement on Form S-3 Filed April 20, 1998 - File No. 333-50441: Application for Withdrawal

Ladies and Gentlemen:

         This application is submitted on behalf of Sheridan Healthcare, Inc. (the "Company") with respect to the Company's registration statement on Form S-3 which was filed on April 20, 1998 (File No. 333-50441) (the "Registration Statement"), requesting that the Registration Statement be withdrawn.

         The request for withdrawal is made because the Company's planned offering was canceled due to prevailing negative market conditions.

         If you have any questions or require any additional information, please contact the undersigned at (954) 987-5822 or Michael J. Kendall of Goodwin, Procter & Hoar LLP at (617) 570-1765.


                                              Sincerely,

                                              /s/ Mitchell Eisenberg, M.D.
                                              ----------------------------
                                                  Mitchell Eisenberg, M.D.